For period ending June 30, 2015          77D
          77Q1
File number 811-9036

At the March 5-6, 2015 Board Meeting, the Board of Trustees approved converting the UBS Emerging Markets Equity Relationship Fund to UBS HALO Emerging Markets Equity Relationship Fund by changing the Fund's name and adjusting certain investment policies.  The name change and investment policy changes became effective July 25, 2015.